Form 6-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of September 2012

Commission File Number 000-25383

Infosys Limited
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)
Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

ENTRY INTO SHARE PURCHASE AGREEMENT
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1

ENTRY INTO SHARE PURCHASE AGREEMENT

Infosys Limited (“Infosys” or the “Company”), hereby files with the United States Securities and Exchange Commission this Report on Form 6-K. This Report on Form 6-K shall be deemed to be incorporated by reference into the Company's registration statements under the Securities Act of 1933, as amended.

On September 10, 2012, Infosys announced that it had entered into an agreement (“Share Purchase Agreement”) by and between Infosys, Lodestone Holding AG, and Ronald Hafner, Micheal Stein, Peter Odman and Jurgen Bauer and the further shareholders of Lodestone Holding AG (collectively, the “Sellers”), to acquire Lodestone Holding AG, a global management consultancy firm, for an aggregate enterprise value of CHF 330 Million in cash. Under the Share Purchase Agreement, Infosys is acquiring 100% of the shares in Lodestone Holding AG and its subsidiaries.

The Share Purchase Agreement includes customary representations, warranties and covenants by the parties, and indemnification by the Sellers for breaches thereof. The Share Purchase Agreement has been approved by the board of directors and shareholders of the Sellers. The transaction contemplated by the Share Purchase Agreement is currently expected to close by the end of October 2012, subject to customary closing conditions.

The press release announcing the execution of the Share Purchase Agreement is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Infosys Limited /s/ S. D. Shibulal

S. D. Shibulal Chief Executive Officer

Date: September 12, 2012

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release, dated September 10, 2012, entitled “Infosys to Acquire Lodestone, a Leading Management Consultancy Firm”